Mail Stop 4561

October 15, 2009

Ronald C. Lundy
Vice President of Finance and
Chief Financial Officer
Veramark Technologies, Inc.
3750 Monroe Avenue
Pittsford, NY 14534

> **Re: Veramark Technologies, Inc.**
> **Form 8-K Filed October 5, 2009**
> **File No. 000-13898**

Dear Mr. Lundy:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

David Edgar
Staff Accountant